UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    Form 11-K








(Mark One)

(X) Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2000

                                       Or

( ) Transition report pursuant to Section 15(d) of the Securities  Exchange
     Act of 1934 For the transition period from ________ to __________ Commission file number_______________________________

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

               Burlington Resources Inc. Retirement Savings Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

  Burlington Resources Inc., 5051 Westheimer, Suite 1400, Houston, Texas 77056

                BURLINGTON RESOURCES INC. RETIREMENT SAVINGS PLAN

                    REPORT ON AUDITS OF FINANCIAL STATEMENTS

                            AND SUPPLEMENTAL SCHEDULE

                      As of December 31, 2000 and 1999 and
                      for the Year Ended December 31, 2000

                Burlington Resources Inc. Retirement Savings Plan


                                Table of Contents










Financial Statements
       Statement of Net Assets Available for Benefits as
           of December 31, 2000 and 1999                                       2

       Statement of Changes in Net Assets Available for
           Benefits for the year ended December 31, 2000                       3

       Notes to Financial Statements                                           4

Report of Independent Accountants                                              9


Supplemental Schedule

       Schedule H, Item 4i - Schedule of Assets Held for Investment Purposes
            as of December 31, 2000                                           10


Exhibit

       23                  Consent of Independent Accountants

                Burlington Resources Inc. Retirement Savings Plan
                 Statement of Net Assets Available for Benefits



                                                                                                      December 31,
                                                                                     ------------------------------------------
                                                                                              2000                  1999
                                                                                     ------------------    --------------------


Investments
     At fair value
         Burlington Resources Inc. common stock                                      $       46,356,730      $       55,930,009
         Registered investment companies                                                    134,590,632             140,207,812
         Participants' notes receivable                                                       5,987,605               7,185,934
         Cash and cash equivalents                                                            5,888,683               1,961,516
     At contract value
         Unallocated investment contracts                                                    37,586,122              54,046,118
            Synthetic investment contracts                                                   19,860,924                -
                                                                                     -------------------     -------------------

                        Total investments                                                   250,270,696             259,331,389
                                                                                     -------------------     -------------------

Contributions receivable
     Company                                                                                    228,336                -

     Participants                                                                               330,040                -
                                                                                     -------------------     -------------------

                      Net assets available for benefits                              $      250,829,072      $      259,331,389
                                                                                     ===================     ===================








   The accompanying notes are an integral part of these financial statements.

                Burlington Resources Inc. Retirement Savings Plan
                       Statement of Changes in Net Assets
                             Available for Benefits



                                                                                      Year Ended
                                                                                     December 31,
                                                                                         2000
                                                                                  --------------------

Investment Income
    Interest income                                                               $         3,725,509
    Dividend income                                                                         8,363,165
    Net appreciation in the fair value of investments                                       5,348,523
                                                                                  --------------------

       Net investment income                                                               17,437,197
                                                                                  --------------------

Contributions
    Company                                                                                 7,176,309
    Participants                                                                           10,139,200
                                                                                  --------------------

       Total contributions                                                                 17,315,509
                                                                                  --------------------

               Total additions                                                             34,752,706
                                                                                  --------------------

Participant withdrawals and distributions                                                  43,093,381
Administrative expenses                                                                       161,642
                                                                                  --------------------

               Total deductions                                                            43,255,023
                                                                                  --------------------

         Net decrease                                                                     (8,502,317)

Net assets available for benefits
    Beginning of year                                                                     259,331,389
                                                                                  --------------------

    End of year                                                                   $       250,829,072
                                                                                  ====================




   The accompanying notes are an integral part of these financial statements.

                Burlington Resources Inc. Retirement Savings Plan
                          Notes to Financial Statements

1.     Plan Description

       General

       The following description of the Burlington Resources Inc. ("BR" or the "Company") Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

       The Plan is a trusteed, defined contribution plan, administered by a committee of BR executives, for participants of the employer companies BR and Burlington Resources Oil & Gas Company LP (formerly known as Burlington Resources Oil & Gas Company), which is a wholly-owned subsidiary of BR. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. The Plan's assets are held by Charles Schwab Trust Company and participant accounts are maintained by Charles Schwab Retirement Plan Services.

       Investments

       A participant may direct his or her contributions and account balances among the following investment funds.

       Company Stock Fund - Invested in common stock of BR.

       S&P 500 Institutional Index Fund - Invested in a diversified portfolio of common stock and other equity securities. This fund is managed to achieve results similar to those of the overall stock market as measured by the Standard & Poor's 500 Index.

       International Equity Fund - Invested primarily in the equity securities of companies based outside the United States of America.

       Balanced Fund - Invested 60 percent in equity securities, which attempt to mirror the Willshire 5000 Equity Index and 40 percent in high-quality bonds, which attempt to mirror the Lehman Brothers Aggregate Bond Index.

       Small-Cap Equity Fund -At least 65% of its total assets are invested in common stock, or other equity securities including preferred stocks, rights and warrants of the second 1,000 largest U.S. corporations.

       Growth Equity Fund - Invested primarily in common stocks of corporations that the trust advisor believes are undervalued and capable of generating strong earnings growth in the near term.

       Large Capital Value Fund - Invested primarily in common stocks and other instruments convertible into common stock issued by large corporations.

       Global Equity Fund - Invested primarily in equity instruments issued by corporations from the U.S and abroad.

       Stable Value Fund - Invested primarily in a diversified portfolio of investment contracts offered by major insurance companies and financial institutions.

       Participants' Notes Receivable

       The Plan may make loans to actively employed participants of up to 50% of their account balance (excluding any Individual Retirement Account balance), subject to a minimum loan of $1,000 and a maximum loan of $50,000. The $50,000 limit is reduced by the participant's highest outstanding loan balance during the prior one-year period. Interest on loans accrues at 1% above the Wall Street Journal published prime rate, which is determined at the first of the month preceding the quarter in which the loan is taken. The interest rate is fixed for the term of the loan. The repayment period may be from one to five years. Repayments are made through payroll deductions and are reinvested in Plan funds according to the borrowing participant's current investment elections. Loan balances due from terminated participants may be deemed distributed to the particpants at the time his or her account balance is liquidated. During 2000, $1,213,038 of such distributions are included in participant withdrawals and distributions in the accompanying financial statements.

       Contributions

       A participant may elect to make regular semi-monthly pre-tax and/or after-tax contributions from 1% to 13% of his or her total eligible compensation. Pre-tax contributions are subject to an IRS limitation of $10,500. The Company matches up to 6% of total eligible compensation for a participant with less than 10 years of service and up to 8% of total eligible compensation for a participant with 10 or more years of service. In addition, a participant may make an approved rollover contribution from another qualified employee benefit plan. All regular Company and participant contributions are paid to the Plan's trustee semi-monthly.

       Vesting

       Participant accounts are 100% vested and nonforfeitable at all times.

       Participants' Withdrawals and Distributions

       The Plan provides for several different types of withdrawals by participants. Participants may take in-service withdrawals of certain funds depending on their source. Upon the separation from service, a participant's account balance may be distributed in a lump sum. A participant whose account balance exceeds $5,000 may elect a deferred distribution or installment payments over a period ending not later than April 1 of the year following the calendar year in which the participant attains age 70-1/2.

       Termination of the Plan

       While the Board of Directors of BR has not expressed any intention to do so, they may at any time terminate the Plan. Upon termination, the Plan's assets will be distributed to the participants on the basis of their account balances existing at the date of termination.

       Income Taxes

       The Plan has received a determination letter dated June 12, 2000, from the Internal Revenue Service advising that the Plan constitutes a qualified plan under Section 401(a) of the Internal Revenue Code and is therefore exempt from income taxes.

2.     Accounting Policies

       Principles of Reporting

       In accordance with generally accepted accounting principles ("GAAP"), the accounting records of the Plan are maintained on the accrual basis except for participant withdrawals and distributions, which are reported when paid. Amounts for benefit claims that have been processed and approved for payment prior to December 31, but not paid as of that date are reported on Form 5500 as withdrawals. No such unpaid claims exist at December 31, 2000 or 1999. The preparation of the Plan's financial statements in conformity with GAAP requires certain estimates and assumptions. Actual results could differ from estimates. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in their value, it is at least reasonably possible that changes in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

       Investments

       The Plan's investments, except for its investment contracts, are stated at fair value. Investment contracts, which are fully benefit responsive, are stated at contract value. Fair value for investments other than participants' notes receivable is determined by quoted market prices.
       Participants' notes receivable are carried at original loan principal balance, less principal repayments which approximates fair value.

       Net appreciation (depreciation) in the fair value of the Plan investments, which consists of net realized and unrealized appreciation (depreciation), is presented in the Statement of Changes in Net Assets Available for Benefits. This appreciation (depreciation) is allocated to participants based upon their proportionate share of assets in each investment fund.

       Cash and Cash Equivalents

       All short-tem investments purchased with a maturity of three months or less are considered cash equivalents. Cash equivalents are stated at fair value.

       Dividend and Interest Income

       Dividend and interest income from investments are recorded as earned and allocated to participants based upon their proportionate share of assets in each investment fund.

       Administrative Expenses

       Certain administrative expenses and professional fees incurred by the Plan are paid by BR, including record keeping and trust fees.

3.     Net Appreciation in the Fair Value of Investments

       Following is a summary of the components of the net appreciation in the fair value of investments.

                                                                                      Year Ended
                                                                                     December 31,
                                                                                         2000
                                                                                  --------------------

               BR common stock                                                    $    26,912,632
               Registered investment companies                                        (21,564,109)
                                                                                  --------------------

                  Total net appreciation                                          $     5,348,523
                                                                                  ====================

4.     Investments

       Investments that comprised 5% or more of the net assets available for benefits follow.

                                                                                              December 31,
                                                                        ---------------------------------------------------
                                                                                    2000                       1999
                                                                        ------------------------  -------------------------

        BR common stock                                                        $     46,356,730           $     55,930,009

        Vanguard Balanced Index Fund                                           $     13,581,882           $     13,516,765

        Janus Worldwide Fund                                                   $     29,553,641           $     23,362,215

        Vanguard Institutional Index Fund                                      $     52,444,999           $     65,945,157

        Schwab Small-Cap Index Fund                                            $     17,681,087           $     13,387,887

5.     Investment Contracts

       The fair value of investment contracts as of December 31, 2000 and 1999 was approximately $58,100,000 and $53,200,000, respectively. Fair value was determined using a discounted cash flow analysis assuming market rates for similar contracts. The average yield for these investment contracts during 2000 and 1999 was 6.50% and 6.07%, respectively. The crediting interest rates ranged from 5.13% to 7.50% and 5.24% to 7.66% at December 31, 2000 and 1999, respectively.

                        Report of Independent Accountants

 To the Participants and Administrator of Burlington Resources Inc. Retirement Savings Plan

 In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Burlington Resources Inc. Retirement Savings Plan (the "Plan") at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

 Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the accompanying table of contents on Page 1 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


 /s/  PricewaterhouseCoopers LLP
 June 28, 2001

                              SUPPLEMENTAL SCHEDULE

                Burlington Resources Inc. Retirement Savings Plan
      Schedule H, Item 4i - Schedule of Assets Held for Investment Purposes
                                December 31, 2000

                                 EIN: 91-1413284
                                    Plan: 002
                                 2000 Form 5500


                                                                                                (e)
                                                                                              Current
                                                                                              Value/
  (a)   (b)(c)                                                                              Fair Value
                                                                                         ------------------

            Unallocated Investment Contracts
                    John Hancock Mutual Life Insurance Company
                        #7216, 5.24%, matures 6/20/02                                    $         275,242
                        #7354-1, 5.84%, matures 8/1/02                                           2,523,827
                        #7474, 6.66%, no maturity date                                           9,159,998
                    Continental Assurance Company
                        #630-05573, 5.85%, matures 2/15/06                                       2,540,875
                        #25708-101, 6.39%, no maturity date                                      5,788,636
                    Massachusetts Mutual
                        #10516, 5.41%, no maturity date                                            955,166
                    Chase Manhattan Bank
                        #401725-G, 6.57%, no maturity date                                       3,599,696
                    Bank of America NT & SA
                        #99-043, 6.45%, no maturity date                                         2,477,765
                    BMA
                        #1335, 5.75%, matures 11/17/03                                           1,688,803
                    State Street Bank & Trust
                        #99007, 5.68%, matures 5/15/08                                           2,821,652
                    Monumental Life Ins. Co.
                        #00214FR, 6.98%, matures 10/30/03                                        1,517,290
                    UBS AG
                        #5002, 6.93%, no maturity date                                           2,131,885
                    Prudential - Cap MAC Inc.
                        #10041-211, 6.61%, matures 6/14/02                                       1,655,941
                    Sun America Life Ins. Co.
                        #4887, 7.44%, matures 1/2/04                                               449,346
                                                                                         ------------------

                             Total  unallocated investment contracts                     $      37,586,122
                                                                                         ------------------

                Burlington Resources Inc. Retirement Savings Plan
      Schedule H, Item 4i - Schedule of Assets Held for Investment Purposes
                                December 31, 2000

                                 EIN: 91-1413284
                                    Plan: 002
                                 2000 Form 5500
                                   (Continued)

                                                                                                (e)
                                                                                              Current
                                                                                              Value/
  (a)   (b)(c)                                                                              Fair Value
                                                                                         ------------------

            Synthetic investment contracts
                    Monumental Life Ins. Co. #00085TR
                        Citibank Credit Card MT, 5.50%, matures 2/15/04                  $       2,015,874
                        Citibank Credit Card MT, 6.10%, matures 5/15/06                          1,007,032
                        Federal Home Loan Mortgage Co., 6.25%, matures 7/15/04                   1,569,947
                        Federal National Mortgage Co., 5.13%, matures 2/13/04                    2,518,715
                        United States Treasury, 5.75%, matures 10/31/02                          1,018,751
                        United States Dollars                                                      (10,695)
                        Monumental Life Ins. Co. Wrapper                                             8,372

                   Chase Manhattan Bank, #401725-T
                       Daimler Chrysler, 6.21%, matures 9/8/03                                   1,506,572
                       Ford Auto Owners Trust, 6.56%, matures 4/15/03                            1,530,723
                       General Electric Capital, 7.50%, matures 6/5/03                             519,712
                       General Electric Capital, 6.75%, matures 9/11/03                            519,765
                       United States Dollars                                                        27,140
                       Chase Manhattan Bank Wrapper                                                (72,850)

                   UBS AG, #5040
                      Capital Auto Rec Asset Trust, 6.51%, matures 12/15/01                      1,413,054
                      Federal National Mortgage Co., 5.13%, matures 2/13/04                      1,007,486
                      Ford Auto Owners Trust, 7.24%, matures 7/13/03                             1,536,216
                      Ford Auto Owners Trust, 7.15%, matures 1/15/02                             1,828,166
                      United States Treasury, 5.88%, matures 11/30/01                            2,015,630
                      United States Dollars                                                         22,535
                      UBS AG Wrapper                                                              (121,221)
                                                                                         ------------------

                             Total synthetic investment contracts                               19,860,924
                                                                                         ------------------

                             Total investment contracts                                  $      57,447,046
                                                                                         ------------------

                Burlington Resources Inc. Retirement Savings Plan
      Schedule H, Item 4i - Schedule of Assets Held for Investment Purposes
                                December 31, 2000

                                 EIN: 91-1413284
                                    Plan: 002
                                 2000 Form 5500
                                   (Continued)

                                                                                                (e)
                                                                                              Current
                                                                                              Value/
  (a)   (b)(c)                                                                              Fair Value
                                                                                         ------------------

            Cash and cash equivalents                                                    $       5,888,683

   *        Burlington Resources Inc. common stock                                              46,356,730

            Janus Worldwide Fund                                                                29,553,641

            MFS Massachusetts Investors  A Trust                                                 2,516,330

            Vanguard Balanced Index Fund                                                        13,581,882

            Montag and Caldwell Growth Fund                                                      9,286,959

   *        Schwab Small-Cap Index Fund                                                         17,681,087

            Vanguard Institutional Index Fund                                                   52,444,999

            Vanguard International Growth Fund                                                   9,525,734

            Participants' Notes Receivable, 9.5%  to 10.5%                                       5,987,605
                                                                                         ------------------

                        Total investments                                                $     250,270,696
                                                                                         ==================





        *  Denotes investment issued by a party-in-interest to the Plan.

     The Retirement Savings Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the person who administers the employee benefit plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                            Retirement Savings Plan
                                            ---------------------------




Date  June 28, 2001                         ---------------------------
      -------------                         /s/ William Usher
                                                Vice President
                                                Human Resources & Administration

Exhibit 23


      Consent of Independent Accountants


      We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 33-26024, as amended by Amendment No. 1 to the Registration Statement, File No. 2-97533, and File No. 333-02029) of Burlington Resources Inc., of our report dated June 28, 2001 relating to the financial statements of the Burlington Resources Inc. Retirement Savings Plan, which appears in this Form 11-K.


      /s/  PricewaterhouseCoopers LLP

      Houston, Texas
      June 28, 2001